EXHIBIT NO. 99.(j) 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 71 to Registration Statement No. 2-54607 on Form N-1A of our reports, each dated October 17, 2016, relating to the financial statements and financial highlights of MFS Mid Cap Growth Fund and MFS U.S. Government Money Market Fund appearing in the Annual Reports on Form N-CSR of MFS Series Trust IV for the year ended August 31, 2016, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm and Financial Statements” and Appendix N - “Recipients of Non-Public Portfolio Holdings on an Ongoing Basis” in the Statement of Additional Information, which are part of such Registration Statement.

DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

Boston, Massachusetts

December 27, 2016